Filed by Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Procter & Gamble Company
Commission File No: 001-00434
The following is a transcript of an investor conference call and web cast hosted by Diamond Foods, Inc. and The Procter & Gamble Company on April 5, 2011.
DIAMOND FOODS, INC.
04-05-11/7:30 am CT

DIAMOND FOODS, INC.
Moderator: Linda Segre
April 5, 2011
7:30 am CT
Operator: Good morning. My name is Katie and I will be your conference operator. Today’s call is being recorded.
At this time I would like to welcome everyone to the Diamond Foods and Procter & Gamble Investor conference call.
All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer session. If you’d like to ask a question during this time, please press star 1 on your telephone keypad.
Ms. Segre you may begin your conference.
Linda Segre: Thank you, (Katie) and good morning to everyone. Welcome to the Diamond Foods and Procter & Gamble Investor conference call and Web cast to discuss the merger of Pringles into Diamond Foods.
On the call today are Michael Mendes, Chairman, President and Chief Executive Officer of Diamond Foods; Steve Neil, Chief Financial and Administrative Officer of Diamond Foods; Bob

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

McDonald, Chairman President and Chief Executive Officer of Procter & Gamble and Jon Moeller, Chief Financial Officer of Procter & Gamble.
Before we get started, let’s cover a few housekeeping items. Today’s press release is available on both of our websites diamondfoods.com and pg.com.
A printed copy of the prepared remarks will be available on both Web sites within one hour after the call’s conclusion. You can find the remarks at diamondfoods.com and pg.com/investors.
We’ve arrange for a taped replay of this call to be available via telephone beginning about two hours after the call’s conclusion until 11:30 am Eastern Time on April 12, 2011. Please refer to the press release for the dial in numbers.
In addition this call is being Webcast live and a replay will be available on both company’s Web sites.
I would like to remind you that during the course of today’s call we will make forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995 including projections of our results.
Since actual results may differ materially from these projections please review the risk factors in our SEC filings and in the press release.
Our forward-looking statements are based on factors that are subject to change and speak only as of the date they are given. We do not undertake to update forward-looking statements.
At the conclusion of our prepared remarks, you may stay on the line to ask questions of the Diamond Foods team.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

There is a separate dial in number for Procter & Gamble’s conference call that will begin at 10:00 am Eastern Time this morning. The dial-in number is provided in the press release.
Now I’d like to turn the call over to Michael Mendes, Chairman, President, Chief Executive Officer of Diamond Foods.
Michael Mendes: Thanks Linda. Good morning everyone and thank you for joining us.
We’re very pleased to announce that we’ve reached an agreement with Procter & Gamble to merge the global Pringle business into Diamond Foods. Pringles is a great strategic fit adding to our portfolio the world’s largest potato crisp brand with nearly $1.4 billion sales in 140 countries. With Pringles, Diamond gains a broad global manufacturing supply chain platform.
Internationally Pringles enjoys a premium positioning and has strong brand awareness which exceeds 90% in key markets outside of the US. More than half of Pringles sales are in the US and the UK, which are also Diamond’s two largest markets allowing us to effectively leverage our existing infrastructure.
The business has been built on a combination of proprietary products, unique package design and significant brand investments.
The strength of the Pringles franchise reflects its long history and the investment of $2 billion in brand building over the past decade alone.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

We believe the transaction is financially compelling, delivering significant margin expansion and a meaningful increase in cash flow generation.
On a pro forma basis for fiscal 2011 the transaction is anticipated to be double digit EPS accretive.
The transaction is expected to close by the end of calendar 2011, which would affect seven months of fiscal 2012.
As a result in fiscal 2012 we expect net sales for the combined company to be approximately $1.8 billion and full year EPS to be in the range of $3.00 to $3.10. This reflects EPS accretion of 12 cents to 15 cents per share.
Now I’ll turn the call over to Steve Neil to provide some additional transaction details and financial benefits.
Steve Neil: Thank you, Michael and good morning. First let me say that I share Michael’s enthusiasm as we add one of the world’s truly iconic global snack brands to the Diamond portfolio.
We expect the acquisition to be structured as a reverse Morris Trust split merger transaction that is tax efficient to P&G shareholders.
The P&G shareholders who choose to participate will receive approximately 29 million Diamond shares and own about 57% of the outstanding shares of the combined company.
Current Diamond shareholders will own approximately 43% of the combined company resulting in approximately 51 million shares outstanding.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

In addition Diamond will assume around $850 million of Pringles’ debt. We expect to finalize the details of the transaction in the coming months.
The total transaction value is $2.35 billion and includes a collar that could adjust the amount of debt assumed depending on Diamond’s stock prices before the commencement of the exchange offer period.
We believe the merger provides significant financial benefits for Diamond and will be accretive to earnings in the first year.
On a pro forma basis assuming Pringles was owned for all of fiscal 2011 net sales would be expected to increase to around $2.4 billion with a resulting EBITDA of $398 million to $410 million.
This will result in an EBITDA margin of 17% — about 200 basis points higher than Diamond’s standalone performance. Note that these projections include approximately $25 million in synergies.
Similar to our successful Kettle Foods transaction we have assumed that any additional synergies realized from the merger will be invested back into our portfolio in support of the growth of our brands.
We expect to incur merger and integration related costs of approximately $100 million over the first two years.
Additionally we will enter into a transition services agreement with P&G for up to 12 months in order to facilitate an orderly integration of the Pringles business.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Diamond’s cash flow generation with the merger is expected to significantly improve and facilitate accelerated de-levering of our balance sheet.
We anticipate a pro forma leverage ratio below four times EBITA at the closing and dropping to below three times at the end of fiscal 2013.
We expect free cash flow, that is cash flow after investing in our brands and capital expenditures approaching $200 million in the first full fiscal year post merger. And we anticipate initially applying the funds to reduce our outstanding borrowings.
Diamond traditionally issues full year earnings guidance on our fourth quarter call in September. However today we are providing our preliminary view for 2012 EPS for Diamond’s standalone operations.
For fiscal year 2012 Diamond anticipates strong growth in its core business with EPS of $2.85 to $2.98 per share on a standalone basis.
This is an increase of 15% to 20% from the midpoint of our fiscal 2011 guidance range which represents a 30% increase over 2010 EPS.
Assuming 12 cents to 15 cents of accretion due to owning the Pringles business for seven months we now expect full year 2012 EPS guidance to be $3.00 to $3.10 per share before integration and acquisition related expenses.
Now I’d like to turn the call over to Bob McDonald from P&G.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Bob McDonald: Thank you, Steve and thank you all for joining us this morning. The announcement this morning of our plans to exit the snacks business is the result of our ongoing portfolio and strategy review process.
Strategically P&G has exited several categories over the past few years in order to focus on our core businesses and this is another step in that process.
By focusing P&G’s efforts and investments on businesses closer to our core we can better advance our purpose of improving the lives of more consumers in more parts of the world more completely.
Our financial goals in this transaction as with any exit of a business are to maximize the after-tax value of the snacks business for P&G shareholders while minimizing the earnings per share dilution.
The value Diamond is offering for the business and the tax efficient structure of the deal accomplish both of these goals.
P&G is hosting a follow-up call at 10 o’clock this morning to discuss the financial implications of the deal in more detail so I won’t take time to do that now.
But I would like to thank all of our snacks employees for their dedicated service to P&G and their tireless efforts to build such a strong global brand as Pringles.
Pringles will be a core brand and a high priority for Diamond Foods. And I’m confident the Diamond will be an excellent home for our snacks employees. Now I’d like to turn the call back over to Michael.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Michael Mendes: Thank you, Bob. The addition of Pringles business is transformational to Diamond and its shareholders.
We believe the financial benefits of improved margins, significant EPS accretion, and free cash flow will make Diamond an even stronger company in the future delivering exceptional value to Diamond and P&G shareholders.
We plan to continue our strategy of investing in our brands for growth over the long term and look forward to welcoming the Pringles’ employees to Diamond.
Linda Segre: At this time, we’ll open the call to questions to the Diamond team. As a reminder, Procter & Gamble will host an investor conference call at 10:00 am Eastern. Please refer to the press release for dial in information.
Operator: I would like to remind everyone in order to ask a question press star 1 on your telephone keypad. If at any time you’d like to remove — be removed, please press star 2. We will pause for just a moment to compile the Q&A roster.
Your first question comes from the line of Tim Ramey with DA Davidson.
Michael Mendes: Hello Tim.
Tim Ramey: Congratulations.
Michael Mendes: Thank you.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Tim Ramey: This looks like an outstanding deal. Of course the first question has to be, what does the growth rate contribution look like from Pringles?
There’s lots of slides that deal with category growth, but it’d be nice to know a little bit more about how Pringles has been performing in US, UK and rest of world.
Michael Mendes: We’re going to be providing some quite granular long term guidance as we get close to closing, but most likely following closing, after we’re able to do a ground up forecasting model with the employees that are going to be in scope.
That being said, I can give you some general history about the brand. Pringles in North America has done some work to reposition the product in order to make it more competitive and a lot of that was around the pack size configuration and moving it from a dollar price point. That work had some effect on the top line in that period. But today we’re seeing some nice growth in the last 12 month period from the brand.
I think when you look at the two biggest businesses, two most mature businesses, North America and Europe those have been flat to modest single-digit growers.
In the developing markets, which is about $400 million in sales, the business for them has been growing at a high single digit rate.
We do think that there’s a lot of opportunity to build the business by leveraging channels at retail where we’re highly developed and that is less of a focus for the brand.
We think on the international front there’s a real opportunity to build out this product given the product nature and its ability to transfer very effectively into a lot of global markets.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

And so today our goal is to assume the asset, to retain its health, to put together a combined go to market team globally that is best suited to market our entire portfolio and we will be out the gate investing in the brand to enable greater growth down the road.
Tim Ramey: Just one quick one on this on distribution. I think — correct me if I’m wrong, but I think Pringles is 100% warehouse delivery.
Does this change your distribution strategy from the kind of the hybrid model that you have right now in snacks? It certainly would give you much more scale through the warehouse into some of these channels?
Michael Mendes: This does allow us to leverage part of a distribution channel that we have probably the most experience and a lot of scale.
We do like our more robust go to market strategy now and our ability to better serve customers through a variety of distribution models and we have some great partners who are working with us for those customers who value and require a DSD model. And we’re going to continue to leverage that.
We think that, as long as we have good partners and it’s mutually beneficial, we think that’s a way that adds to our capability to reach consumers that we may not be able to get through the warehouse model.
I would say that this business today fits very nicely though with our core traditional warehouse snacks such as Emerald and Pop Secret.
Tim Ramey: Thanks Michael.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Operator: We’ll take our next question from Heather Jones with BB&T Capital Markets.
Heather Jones: Good morning.
Michael Mendes: Hi Heather.
Heather Jones: Hi. I wanted to — looking at your fiscal ‘12 guidance assuming that the Pringles deal closes in the calendar. So if it closed at the beginning of your year? I mean could we just simply extrapolate that out to be — you would be looking at $3.10 to $3.25 EPS?
Steve Neil: No the $3.10 to $3.25 assumes seven months worth of combined operations.
Heather Jones: Right. You say it’ll be $3.00 to $3.10 and that’s why I’m saying if you had it for the whole year we could assume more like in the $3.10 to $3.25 range?
Steve Neil: I understand what you’re saying. Since it’s going to be accretive right away, it certainly would be greater than the $3.00 to $3.10.
Michael Mendes: It will be about 12 cents to 15 cents in those seven months of accretion.
Heather Jones: Okay. And when you’re talking about $25 million in synergies is that number net of the anticipated increase in marketing spend?
Steve Neil: Yes.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Heather Jones: Yes okay. Thank you and congratulations.
Steve Neil: Thank you.
Operator: We’ll take our next question from Ed Aaron with RBC Capital Markets.
Ed Aaron: Thanks. Good morning everybody.
Michael Mendes: Hello Ed.
Ed Aaron: I guess, you know, my question is, why now? I mean, you know, we’re not that far removed from your last transformational deal.
So just organizationally how can we get a little more comfortable that you’re ready to bite something off but that’s so big? And then I have one more after that.
Michael Mendes: One, is that our Kettle integration has been very successful. I couldn’t be more proud of the team’s energy behind that effort. And, we’re meaningfully complete on all of the major elements around the Kettle integration and are now running the business as a collective.
On “why now?” I would say that generally you don’t get to pick your time with good transactions. Our M&A calendar is not built on when’s the optimal time and then buy the best thing that’s available then.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

This is a unique asset and being able to use a Reverse Morris Trust as a vehicle to acquire this asset and capture value that can be realized by the buyer and the seller is a unique structure. It’s an iconic brand that we think is going to be very additive for us.
So it’s very much on track with what we would like to do if it was available. And when we deemed it was available now the timing worked for us. So that’s the background.
Ed Aaron: Fair enough. And then I guess my other question is just competitively, how should we kind of handicap the risk of you coming more under the crosshairs of Frito in the snack aisle just — once this acquisition gives you much bigger direct competition with them? So, how should we try to think about some of the risks that might come with that?
Michael Mendes: Well this product does have a different pack type and a different form than the traditional salty chip category products. The distinct form and product delivery system, the freshness and the shelf life of this product has an ability to go through a warehouse system, which makes it meaningfully different in a lot of ways.
We’ll be competing more broadly as a savory snack company, and I think that we’re going to bring consumers to the shelf.
As we compete with other brands if somebody’s going to compete — we know there’s going to be somebody out there. If they’re trying to help bring new ideas, innovation and to invest resources to stimulate consumption at retail that’s probably the kind of competition you’d want to have.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

This is a brand that’s competed well historically, and there’s a lot of people in that savory snack category to consider.
I don’t think I’d say it’s a meaningful concern. Our largest concern is our ability to execute. If we fail it will not be as a result of someone else’s reaction; it will be a result of us not executing in order to satisfy the needs of the consumers and our retail partners.
Ed Aaron: That’s fair enough. Thanks for taking my questions.
Michael Mendes: Thank you.
Operator: We’ll take our next question from Alton Stump with Longbow Research.
Alton Stump: Good morning.
Michael Mendes: Good morning Alton.
Alton Stump: Congrats on the deal. The margin guidance that you have offered with this, with the increase going from 26, 27 gross margin up to 31, 33 and then on the EBITDA front could you give me some color as to how much of that is just a pure injection alone of Pringles obviously being a higher margin business than a corporate average versus, how much of that is in with this brand being able to leverage behind your existing snack portfolio whether it’s cross promotions or it’s through a more efficient in-store spending?

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Steve Neil: Alton this is Steve Neil. Yes, it’s a combination of both. If you look at our portfolio with Pop Secret and with Kettle, Pringles comes in a similar type margin structure. So certainly that will add to the overall portfolio.
But what we’re actually seeing here is the distribution platform and the leverage that we can get with offering multiple brands to that snack buyer. I think you’re going to see some leverage both in the gross margin as well as in operating expenses.
So we think it’s definitely a combination of both. It does enrich our overall gross margin portfolio, but it also gives us a lot of scale.
As Michael mentioned to the comment that Ed had it’s up to us to execute to get that leverage. And that’s certainly a significant focus of us combining the two businesses to make the combination better, so a combination of both.
Alton Stump: Okay that’s all I had thank you.
Operator: We’ll take our next question from Akshay Jagdale with Keybank.
Michael Mendes: Hello Akshay.
Akshay Jagdale: Hello. You know, obviously there’s a pretty compelling case about scale here. And I understand that. I just wanted to get your thoughts on your long term growth expectations as a combined entity.
Prior to this, you gave five year guidance not too long ago which implied double digit growth on the top line. How does having Pringles business enhance your ability to grow?

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Michael Mendes: Well, speaking of that same guidance we gave a target of $4 of EPS in 2015.
I would argue that this transaction will further enable and build our confidence of achieving that 2015 EPS target and that we think is very good for the business.
When it comes to the top line, we feel that this is a business that has real potential to grow.
Where that growth will take place when, what we need to do to drive that growth and in what periods to expect to see that growth manifest itself is detail we’re going to be able to provide a little later after we close.
We’re sitting here now in April and we’re giving 2012 guidance when normally we’re giving 2012 guidance in September. So while I cannot give you more visibility in the out period I hope that you’ll take some solace in that we’re giving you 2012 guidance in April. But yes at this point in time, all I can tell you broadly is this brand is a thoroughbred. It has been built and handcrafted by some of the best CPG executives in the world.
P&G doesn’t produce products, they produce brands. They have crafted the design of this product and the unique position of this product and built the brand around this product in a manner that we think is very leverageable and that is transferable into even more markets.
We are excited about having it in the portfolio. And we’re pleased that Procter & Gamble has actually increased their advertising levels in 2011 versus 2010 which will be consistent with our disposition out the gate to invest against the brand.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

So rather than to just sit here today and forecast on information that would not be grounded on the kind of facts that we normally have for long term guidance we appreciate your patience as we get closer to the closing period.
We will have a lot more visibility around the underpinnings of business and we revise our long term guidance at that time.
Akshay Jagdale: That’s helpful Michael. And just to follow-up I’m sure there’ll be some investors that will be concerned about integration risk especially given how close this comes to your Kettle deal. So can you comment on integration risk, how you look at it now after having integrated two pretty large businesses?
Michael Mendes: We feel that the integration risk of this business at first glance would be lower. On the average work per day that we would be doing in Pringles in a lot of ways is more like some of our other snack portfolios than was Kettle and in terms of its supply chain characteristics and some of its manufacturing processes.
Second with the company being quite a large company, but really producing a majority of their products out of two manufacturing facilities (one in Jackson, Tennessee and one in Mechelen, Belgium), it’s really quite operationally streamlined. There’s some low investment lines that are local market lines that they have in Malaysia and in China in which they are working with partners. But the primary volume is produced in these two manufacturing facilities.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

They are all branded. It’s very consistent in terms of the nature of the business and is quite consistent with the way they’ve executed the strategy, which makes it quite a clean business for us to try to integrate into our business.
So we’re excited about it. We think that we learned a lot with our prior acquisitions about what it takes to effectively integrate a business. The fact that we are virtually finished with all of our Kettle integration activity, is I think, beneficial in that we’re still fresh from remembering what we didn’t do as well and remembering those things that did work well.
The final thing is, when you look at the two biggest markets — and we mentioned this in the script — the two largest markets for Pringles are the US and the UK. It’s about 54% of their sales and that would be our two largest markets where we have basically a fully vetted go-to-market supply chain and distribution system.
By combining those two businesses we’re going to get some real efficiency and leverage and hopefully be able to do even more with the two brands combined.
So we feel well prepared for it. We’re looking forward to taking it on. And our conclusion is there is a great opportunity to help make us better as a company.
And Procter & Gamble has led the industry in many of their practices in terms of how they manage their facilities and their go to market strategies.
We will try to leverage those strengths as we bring that business into Diamond and to use this opportunity to become a better company ourselves.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Akshay Jagdale: Perfect and one — just last one for Steve. Steve I jumped on a little bit late. I may have missed this but how do you get to your $25 million in synergies? On the surface it sounds slightly at low but can you help me understand that?
And the second one for you Steve is where does the collar kick in?
Steve Neil: The synergies are when you take the Pringles standalone business and you combine that with us there’s obviously overlapping services like corporate services that gets allocated to the Pringles business that we would have here and wouldn’t have to replicate. So that’s going to would be where our primary focus is.
Whether the $25 million is low or not we certainly are targeted to get the $25 million. And frankly what we want to do out of the chute is continue to invest behind the brand. So if we do in fact realize more then we will invest that back in the brand.
The collar kicks in in advance of the exchange offer period when we get near close, and it would — it’s a formula that would compare to the stock price that the transaction was based on. So that’s not until in advance of the exchange period in late fall, is where we expect it would land.
Akshay Jagdale: All right. And so the synergies are purely cost synergies that you have at this point?
Steve Neil: That’s what the $25 million is based on and as you know, very similar to Pop Secret and to Kettle, we did experience significant revenue synergies with those brands and their effect on our existing brand portfolio. And what we have done is invested that back into the growth of the brand, so we don’t want to lean out too far and not completely bring everything to the bottom line and not invest back into that brand because this is a long term investment. So — but yes, that $25

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

million is predominantly cost synergies and just overlap costs that the corporate allocations that we would not have to incur.
Akshay Jagdale: Perfect. Thanks a lot, I’ll pass it along.
Steve Neil: Thanks.
Operator: We’ll take our next question from Mitch Pinheiro with Janney Capital Markets.
Mitch Pinheiro: Yeah, good morning. I jumped on a little late, just had a couple questions. Hopefully they haven’t been answered. But the $100 million in one-time costs over the next two years — what are they?
Steve Neil: I’ll take that, Mitch, Steve Neil here. It’s a combination of the transaction costs to put the deal together as well as costs as we are moving to standalone operations. As I’m sure you understand, Pringles is right now very much a part of P&G and the whole P&G infrastructure, and we have to set that up as part of the Diamond infrastructure, so that’s going to happen over a period of time.
One thing to mention too, on integration risks — we do have a Transition Services Agreement that’ll last for 12 months post-closing. And as we transition from the support services that P&G is supplying today to standalone operation, there is going to be a cost associated with setting those up.
Mitch Pinheiro: Of the $100 million, how much is cash versus non-cash?

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Steve Neil: Good question. We really haven’t gotten to that granular detail but I would say most of it is cash. There could be some non-cash but, I think you should assume that most of it will be cash-related.
Mitch Pinheiro: Okay and then just one last question. In the current Pringles business, what is their marketing spending as percentage of sales or how — or dollars, or how you could frame that for us?
Steve Neil: I’ll give you an estimate, and again, one of the things that we don’t have today is to make sure that the — their classification of marketing and advertising being similar to ours — so I’m only going to qualify that. But their spending rate is about what we see on our snack brands and so it’s going to be somewhere in the upper single digits as a percentage of sales, so somewhere 7-8% is what they have been spending, and we would expect a similar level. And again, I qualify that just a bit because the classification of the costs may be slightly different, but that should give you a flavor.
Mitch Pinheiro: Okay. And then actually I did have one more question. When I look at Pringles’ performance over the last, you know, let’s say 12 weeks and certainly ticking up from being, you know, sort of declining sales to mid single-digit, maybe even higher sales based on (IRI), what has been happening? Can you talk about that a little bit - what’s been happening over the last quarter or so with Pringles?
Michael Mendes: We’ve been monitoring them over the last six to eight months. I think by and large they’ve repositioned their pack size to get them out of this dollar price point issue. And it’s allowed them to promote in a manner that, the promotional level would have probably been hitting the depth that they had to hit this dollar price point, and they’ll probably get more frequency. And I think that their current promotional model is somewhat different than their tried and true prior 15 year model, so I think they’re still refining that.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

But the broader trends in North America have seen two things. One, is that measured channels are starting to see some solid uptick. But we’ve been more pleased in what they’ve been able to do in the value channel and the mass channel in particular. They’ve basically reestablished a foothold there and are getting a lot more display activity.
And so we think the brand health is generally good right now but it’s on a trajectory for flat to single-digit growth, absent more investment and that’s probably where we’ll get involved and look to try to provide some more resources to see that growth rate expand over time.
Steve Neil: Mitch, let me just add a bit — I’m going to state the obvious here. Clearly, Procter & Gamble runs this business until we take it over, so they’re certainly going to continue to run their play. And our visibility is limited to a certain extent to what they have announced or mentioned publicly, and I think if you look at their last few earnings calls, when they do mention the snacks division, across most geographies they’ve seen nice, strong growth.
And I think that’s indicative of them continuing to invest behind the brand, as Michael noted. They increased the spending near roughly $20 million in their fiscal 2011 fiscal year. So again, we have to be careful that we can’t run the business until we get it, but certainly they’re doing the things that we think are the appropriate things to do.
Mitch Pinheiro: Yeah, by the way I’ve said “last question” twice. I do have one more question, I promise this is the last, is — are there any distribution channels C-store, dollar store, drug store, that Pringles would be underpenetrated in and considered perhaps an opportunity?
Michael Mendes: Well it’s an interesting question. Their development in the C-store area compared to the national chip brand, the percentage would be low. However, compared to our snack portfolio, that penetration is quite high. So it depends, I guess, on where you come from.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

I do think that our combined platform of offerings is very interesting and meaningful. We already have seen some real benefits of putting Kettle and Emerald together as a portfolio of products to offer in snack convenience segment, and Pringles is going to really be a great addition to that effort.
And so we will look to leverage that. But in fairness, they do have a nice footprint there. We would like to expand that and at the same time, many of our other products in that same area, so we will be concentrating more in that segment. I do think that, compared to us, we are quite developed, maybe 75% of our sales are in the food category in traditional food. Of their sales, maybe 25% are in that food segment.
So our heightened attention on food and merchandising of food — hopefully that’ll be an area that combined, as a food company, we can perhaps do a little more there. I think their development in club, in mass, in drug, in some of the value channels, they have penetration where we don’t in customers that we should or could have a nice business with a certain part of our offering, so we’re going to leverage that footprint. So that’ll be a very nice combination for us in North America and the UK.
Mitch Pinheiro: All right, thank you very much.
Michael Mendes: Thank you.
Operator: We’ll take our next question from Jane Gelfand with Barclays Capital.
Jane Gelfand: Hi, good morning everyone.
Michael Mendes: Hello, Jane.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Jane Gelfand: Just a quick question, for those of your shareholders who’ve kind of grown up with a Diamond Foods, starting primarily as culinary business that was in the running for a snack, kind of, nut claim and then as you’ve added on Pop Secret and Kettle and so on, a lot of shareholders have come to view Diamond as this kind of smaller but growthier player. Clearly Pringles takes you in a little bit of a different kind of echelon, being a more mainstream snack player. So how would you get investors more comfortable with that transition, given that there is a natural evolution that goes with it? Any concerns that you probably already anticipate hearing about — how do you begin to address them?
Michael Mendes: Well, the Pringles brand, as we’ve noted, is being sold in over 140 countries. We deconstructed the brand positioning in the 60% of the world outside of the United States. It is definitely enjoying a premium positioning relative to other chips or potato crisps in those markets. And its pricing position reflects that.
So I think that’s one consideration. And in the U.S., Pringles has done a nice job of developing extensions such as the Bold product line, the Multi-grain product line, the new Stix product line. And they do have development with a younger demographic that will be quite complementary to Diamond and that maybe our demographic skews just a tad bit older. I think it’s going to be beneficial to our product line to be able to really get our arm around that demographic.
I think that when you put the two companies together, we still compare to the major CPG companies as a relatively small company, but a very focused company. So I think that a lot of times, the issues around speed and the ability to grow are around your ability to focus and we think that, being a pure-play snack company, we’re going to very much be able to focus.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

We don’t have a series of $20-$30 million brands here. We’ve got four snack brands and a culinary line — we’ve got five brands and we’re very focused on those brands and I think that we should be able to grow those brands over time. And we will - one thing that Pringles does provide for us is scale in markets that matter. Our total sales of the company combined — 49% of our sales will be outside of the United States.
The platform that Pringles provides for us will be a great opportunity for us to sell Pringles as well as other products. And we look to leverage that. So I feel very good about this business becoming more growthy than it is today. When we’ve had a chance to own the business, work closely with our in-scope employees, together craft the plans of what our new team believes we should do to help take this brand to the next level, we’ll be coming with some granularity about what that growth rate should look like.
I do think that, as a practicality, Procter & Gamble is a great company, with a gross margin structure north of 50%. A business like this in our portfolio with a gross margin in the 30% range — its’ very hard to see how they could afford to invest in the business. Say they improve the gross margin about 5%, it’s still going to be margin dilutive to them and hard to see this being a part of the strategy in context of the kind of company they are, on the beauty care side.
And this business for us works well and we’re going into it looking to invest to make it more valuable. And how much it grows on the top line will be something we look forward to demonstrating as we get more clarity after we close the transaction.
Jane Gelfand: Perfect. Thanks so much. And maybe honing in on the international piece of the business. As we think about building scale abroad, clearly there needs to be an ongoing distribution network, sales and marketing support that’s so critical to geography that has far more momentum.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

So there is a transition services agreement in place for the first 12 months, but then what do you anticipate in terms of kind of plugging some of those holes where, right now the P&G corporate sales force is really responsible for some of that? I know that they’re third party brokers in some regions, but how much of that international exposure really is something that you have to address from a filling and distribution and marketing support standpoint that P&G will exit over time?
Michael Mendes: That’s a good question. Let me sort of break it down in component parts. So this 54% of the current Pringles sales go to the US and the UK, and we have a team which we will strengthen that team in context of the larger business. But we have fundamentally the structure which we will manage that business of those two markets.
Then if you look at the rest of the world, I’d say there is 20-25% of the sales in the rest of the world where we have an exclusive distribution broker relationship that Procter & Gamble has formed over years and that those relations will transfer over to us at Diamond Foods, and we will sustain that relationship and build that partnership and work in those markets with those partners. So what that really leaves is about 20% of the world that we have an opportunity to determine the best way to go to market in context of our current company. And we will make that decision on a market-by-market basis and we will use the 300 plus administrative-level management members that are coming to us from Procter & Gamble to help us make that decision.
You know, we’ve got some ideas. We actually have a vetted plan that we would execute in the event that we needed to make a plan today. I would consider this a base plan, and the fact that, again, we’re getting a lot of great employees from Procter & Gamble joining us with the Pringles asset — the leadership team in Cincinnati, in Singapore, in Asia, we look for them to be part of that decision. So I would say that that’s going to be an area that we plan to spend a bit more, if necessary, to have best of breed go to market strategy in those regions.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

And so, I think earlier someone commented that our synergies seemed a bit low. I think one thing is we’re trying to be wise to know that there’s probably going to be some good synergies in some places where we can do a great job, but because we’re not as big as Procter & Gamble, our cost efficiency would not be as attractive. That doesn’t mean that, if we’re going to have a little more cost, that we can’t get a lot more value with it being a Diamond Foods dedicated team. So that would broadly kind of capture our thinking on that area.
Jane Gelfand: Perfect and just two quick questions. I’m just wondering on your EPS accretion guidance, does that include an estimate for non-cash intangibles amortization and past (R&D) as we’ve seen, you know, those intangibles get marked up, and that’s usually a big bite out of at least GAAP earnings, or not necessarily cash earnings, but I’m wondering what that estimate is?
Steve Neil: The answer is yes, it does, and the expanded answer is, and of course we’ve got to go through the valuation of the company from a purchase price allocation perspective, so today they’re our best estimates, but yes, they do include it and clearly as we close the transaction and work through those details, they’re likely to change somewhat. But we do have estimates for the step-up and basis for those intangible assets.
Jane Gelfand: Okay. And then finally could you just give us a little bit of detail on clearly, you know, Pringles has more exposure to some inflationary agricultural commodities just given that this transition is going to be happening in what is a volatile kind of commodity market.
What’s the input cost situation look like? What do the hedges look like if you can share that? And then how much pricing has already been kind of put through to try and offset or anticipate some of that inflationary pressure as it’s coming online?

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Steve Neil: I’ll take that. I would say that the commodity makeup is similar to what we experience in Kettle Foods and actually in Pop Secret, where the core commodity in this case potatoes are less than 20% of the cost of goods sold, oil is less than potatoes, et cetera.
So I think from an overall exposure to commodities, it’s managed. Certainly there has been some impact this year that has been experienced, but we feel it’s pretty well managed.
Most of the commodities that are utilized in the product, there isn’t an exchange that you can cover them on, in other words, potatoes aren’t traded on the exchange. There are some surrogates that you can hedge.
But I think the move that the Pringles and P&G management made several years ago to move off of a fixed price that had to absorb all commodity increases, obviously there will be some movement in price and certainly we don’t control that piece of the business.
But as we’ve looked at it, we feel comfortable enough to give you estimates on our fiscal 2012 impact and we would say that it appears that the commodity impact, whether it’s offset by efficiencies or offset by pricing is well controlled.
Jane Gelfand: Thank you for all the detail.
Steve Neil: Thanks Jane.
Operator: We’ll take our next question from Robert Moscow with Credit Suisse.
Robert Moscow: Hi, thanks. I guess my first question is why didn’t I take up coverage of your company when I had the chance four years ago, but...

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Michael Mendes: You know, Robert, that’s big of you to say that, but it’s never too late.
Steve Neil: Right. We’re always open for opportunities.
Michael Mendes: We welcome initiation with a buy.
Robert Moscow: Well great. I guess my only question would be, it reminds me a little bit — I guess not much, of Ralcorp’s acquisition of Post, the Reverse Morris Trust structure, but I think one of the lessons that they learned is that when they combined two cereal organizations is that they have two separate sales forces. And, you know, they don’t necessarily cooperate with each other.
I’ve heard a lot about how you intend to combine the organizations, but I’m not quite sure I get how you are combining sales forces. And is it your expectation — can you give us a little more detail as to what scale actually gets you with your customers?
You know, it’s the same products, but is it specifically is it the ability to fill up trucks? Is it the ability to put multiple products on a display that you couldn’t do before? Or is this really just kind of a like a white space opportunity where maybe Pringles had some distribution that Diamond didn’t?
Michael Mendes: Let me speak to it broadly and hopefully I’ll get it and double-back if I didn’t answer your question well.
One of the things about this transaction that’s particularly effective for us is that in the two markets that we have the sales and go-to-market infrastructure, by the nature of the way P&G is structured, sales people will not be coming over to us in any meaningful way as part of the bodies that we will get.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

So there won’t be two sales forces. There will be one single sales force, and we’re excited to get the members of their team that are in scope that would like to be part of our organization and providing them exciting meaningful roles in our organization.
But the beauty is, we’re going to be a net hirer — we’ll be hiring people to fill voids that are currently being serviced by corporate Procter in a number of areas and sales would be one of those, both in the U.S. and the U.K.
As far as the relationship with our customers, every day we’re doing our best to try to find optimal placement for our snack products on the shelf and working with the snack buyer and helping them consider the merits of their planogram, how meaningful you are in the aggregate to them is one of the ways you become of import to influence that planogram.
With this kind of scale, we’re hoping to have more meaning and more value and staff our organization in a way to better influence where our products are located on the shelf and how fast they get on the shelf and to create display events where we get off-shelf display for a combination of our snack product during events and that we can have enough scale in this collective portfolio to get this important off-shelf events that our retail partners have a lot of people curry favor to get those events.
So, to get a promotional event with a retailer, they have an expectation of the kind of turnover you can yield when you have that special event. And obviously, given the kind of dollar movement Pringles can generate, that can be a very helpful addition to our portfolio and it’s just another way we can help them be successful and I think it will be very complimentary to what we already do.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Robert Moscow: Okay. That’s very helpful and congratulations again. Thanks.
Michael Mendes: Thank you.
Operator: We’ll take our next question from Eric Katzman with Deutsche Bank.
Eric Katzman: Hi. Good morning everybody.
Michael Mendes: Hello Eric.
Eric Katzman: A couple of questions; how much of the business is through the food service channel? Pringles, that is?
Michael Mendes: It’s a pretty small percentage.
Eric Katzman: Okay. And then second question has to do with I think maybe somebody asked this in part, but on the synergies, you know, typically the acquired company can generate, call it on average 6% of sales savings within three years. The $25 million I assume in the first year, would that — so is it — is that a reasonable target or is the fact that they basically just have two manufacturing facilities and are pretty manufacturing efficient limits what’s, you know, kind of been the traditional measure for cost synergies?
Michael Mendes: Well, again, I’ll remind you that unlike some of the RMTs done in the U.S. lately where it was 100% of the business was in the same geography, in this case, 54% of the businesses are in markets that we have strong distribution footprint. The balance we would not have similar distribution. We have business, but it would not be similar businesses that would provide us the normal synergy opportunities in those areas.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

So I think — and there might be a little bit of this synergy in some of those markets. So I think that’s one thing to factor down that expectation.
The second thing is that we will look to invest against these brands and redeploy those dollars back into the value proposition of the brands that we’re selling.
So I feel confident that we will capture more synergies, but I don’t know if those would be — I wouldn’t be basing those in the drop to the bottom line. Our mindset is to hit our earnings projections as we will outline, and use those incremental synergies to invest against these brands.
So that’s how we’re looking at it at this point in time.
Eric Katzman: Okay. And then two more; one, as a follow-up to Rob’s question, did you say that there was no meaningful sales force coming with the business?
Michael Mendes: Yes, that’s correct.
Eric Katzman: And is that because Pringles, basically was pretty much of an orphan brand within their global operation, so they didn’t really have anybody like dedicated in terms of sales, so do you see that as an opportunity, given the flat sales performance of the business over the last couple of years?
Michael Mendes: I think that they were mindful that it was the last food asset that they had and they had elected to work with Acosta nationally in the last year to provide sales support function to try to provide more focus from a partner that was focused in the food area. It happens to be that Acosta is our national broker in supermarkets. Hopefully we’ll have some good collaboration in that process.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

I would hope that given that this is a brand that we saw as very additive to us and with a fresh disposition of an energy and it is what we do, we are a food company that it will get a lot of attention and it will get a lot of energy and effort. And that hopefully can yield results.
I do know that the incremental margin threshold for new sales in a company like ours would probably be lower than it would be someone like Procter & Gamble which means that I think we will have more chances to do things with new products that bring value to consumers than might be — than Procter & Gamble might have based on kind of the bar that they had to clear to be incrementally margin accretive in the company.
So we’re going to work it and we’ll know a lot more after we’ve owned the business for a year.
Eric Katzman: Okay. And then just last one, has the board, your board, considered how you’re going to, I guess, get stock into hands of some of the senior managers that are coming over? I mean, I would think from kind of being somewhat of an orphan brand within global PG to being a very focused snack entity, they’d be probably pretty excited.
     And does the board or the transaction provide for that?
Michael Mendes: We are very enthusiastic about creating attractive home for the Pringles employees who are interested in coming to Diamond Foods. We’re a big believer that one of the greatest economic values we provide our shareholders is a chance to participate in the equity in the company.
And so that will definitely be a consideration in the total package we’ll try to put together for at least the leadership team.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Our effort will be to have very granular discussions and to listen closely to try to understand what, and to not — I’m going to try not to project our sensibility of what total comp should look like and what those component parts should look like. We’re going to really try to listen and learn and put together a compensation package that gets people excited and rewards the right kind of behavior, but I do believe that equity would be a very important part of that.
Eric Katzman: Okay. I’ll pass it on. Thank you.
Operator: We’ll take our next question from Tim Ramey with D.A. Davidson.
Tim Ramey: Steve, I was just wondering if you could give us some of the actual details of the collar since your stock is up 8% or 9% in the premarket. What does that do to the amount of debt that gets assumed?
Steve Neil: Yes, and I won’t speculate here. What the collar does is it allows us to if the share price is above the strike price or the negotiated price that we had, then we will reduce our debt up to $150 million and if the price during the measurement period in advance of the exchange offer is below the strike price, then it would potentially increase our debt $200 million.
So in this instance, let’s say if it is up and I don’t know what the market is doing, but if it is up, then it would reduce our overall leverage which obviously would be a good thing.
Our projections, of course, are that it was going to be right on the strike price, so that would be a benefit. If it goes below, then we absorb a little bit more of debt at the closing of the transaction.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Tim Ramey: Is that dollar for dollar Steve or is there a ratio on sort of the value of an equity and improvement versus debt reduction?
Steve Neil: It is dollar for dollar up and down around the collar. So, it obviously depends on where the price is in advance of the exchange period, but yes it is dollar for dollar.
Tim Ramey: Good. And on the TSA, are there any really extra provisions on that much like you did with General Mills where I think you were successful for kind of reducing your integration costs by exiting the TSA early?
Steve Neil: I think there’s certainly the incentive and I would say it’s not all cost driven at all. There’s certainly an incentive for us to run the business stand-alone, very, very similar to what we did with Pop Secret, as you mentioned.
And this being an international company and fantastic systems and infrastructure that comes with P&G, I think our focus is going to be more on leveraging what they did and their positive skills in supporting the business.
And to the extent that we can get out early with equal to or better performance, we will definitely do that, but it’s more let’s make sure we get the substance and they provide a fantastic — somebody back to lean on as we execute and focus on the business.
So I think that’s certainly a nice in a sense safety value that we have. But we’ll convert as soon as we are ready to convert within that timeframe.
Tim Ramey: Terrific Thanks.
Steve Neil: Thanks Tim.

DIAMOND FOODS, INC.
04-05-11/7:30 am CT

Operator: This concludes our question and answer session today. I’d like to turn the conference back over to Miss Segre for additional closing remarks.
Linda Segre: We will now conclude this call. Thank you all for joining us. Good bye.
Operator: This concludes today’s conference. We appreciate your participation.
END